EXHIBIT 7.04

GOLDMAN SACHS LETTER

PRIVATE AND CONFIDENTIAL

Mr. Dar Chen
Baring Private Equity Asia
Suite 2801, Two International Finance Centre
Central, Hong Kong

10 October, 2010

Dear Mr. Chen,

Goldman Sachs (Asia) L.L.C. is pleased to present its preliminary indication of interest to Baring Private Equity Asia and Mr. Tianfu Yang, Chairman and CEO of Harbin Electric Incorporated (the “Sponsors”) to potentially provide debt financing (the “Debt Financing”) in the form of US$425mm senior secured credit facilities and US$45mm junior secured mezzanine facility, as part of the financing you may require to acquire all of the shares in Harbin Electric Incorporated (the “Target”), to refinance the Target’s existing debt (the “Acquisition”) and to fund capital expenditure requirements of the Target.

We expect that the Debt Financing should attract positive interest in both the senior and mezzanine debt markets. Goldman Sachs (Asia) L.L.C. and or its affiliates (“Goldman Sachs”) is therefore highly confident that the Debt Financing can be arranged and underwritten in the market subject to the terms of this letter and we believe that we should be able to work expeditiously with you towards completing the Acquisition based on our understanding of the capital markets and industry sector, together with our substantial US, European and Asian financing experience in the senior bank loan, mezzanine and high yield capital markets in recent comparable transactions

This letter of interest is subject to customary conditions, including, amongst others: (i) satisfactory determination of the structure of the Acquisition and the terms and conditions of the Debt Financing, (ii) satisfactory completion of due diligence, including but not limited to Deloitte’s review of the Target’s historical financials as well as other third-party due diligence (iii) receipt of all internal credit committee and other required external approvals, (iv) no material adverse change in the capital and/or broader financing markets or in the business, financial condition, assets or prospect of the Sponsors and the Target, and (v) execution of documentation relating to the Acquisition and the Debt Financing in a form satisfactory to Goldman Sachs.

The terms of this letter and its existence are confidential. This letter of interest is issued for your benefit only and no other person or entity may rely on it, except that you may disclose a copy to Harbin Electric Incorporated (the “Vendor”) and its advisers for the purpose only of substantiating our interest in the Debt Financing, subject always to the terms of this letter and on the basis that the Vendor and its advisers may place no reliance on it and may not disclose it to any other party.  Goldman Sachs shall not be responsible or liable to you or to any other person or entity for any damages or loss that may be alleged as a result of this letter.

Save for your obligation of confidentiality described above, this letter is not intended to create legal relations between us and is not an offer of financing or a commitment with respect to the Debt

Financing or any other financing and creates no obligation or liability on Goldman Sachs to provide, arrange, underwrite or participate in any financing.

We look forward to working with you to complete the Acquisition and Debt Financing.

For and on behalf of
Goldman Sachs (Asia) L.L.C.

Eric Greenberg
Managing Director